================================================================================
  PRESS RELEASE                                      UNILAB CORPORATION
                                                     18448 Oxnard Street
                                                     Tarzana, CA 91356
                                                     www.Unilab.com
================================================================================

                                                     For Further Information:
                                                     Brian D. Urban
                                                     Telephone: (818) 758-6611
                                                     E-mail: burban@unilab.com

IMMEDIATE RELEASE
January 24, 2002


                    UNILAB CORPORATION REPORTS FOURTH QUARTER
                              AND YEAR END RESULTS


TARZANA, CA, January 24, 2002 /Businesswire/ - Unilab Corporation (Nasdaq:ULAB) announced today that revenue for the quarter ended December 31, 2001 was $96.9 million, an increase of 12.3% from the $86.4 million of revenue in the same period of the prior year. Before the non-recurring items discussed below, net income was $6.1 million for the fourth quarter of 2001 compared to $1.1 million for the fourth quarter of 2000 and net income per share increased 350% to $0.18 per diluted share from $0.04 per diluted share for the same periods.

Earnings before interest, taxes, depreciation, amortization and non-recurring items ("EBITDA") were $19.4 million for the fourth quarter 2001, or 20.0% of revenue, compared to $15.0 million, or 17.4% of revenue for the same period of the prior year.

During the fourth quarter of 2001, the Company recognized non-recurring charges of $23.8 million, comprised of $22.3 million of stock-based compensation charges related to certain performance-based stock options that became vested in the fourth quarter and $1.5 million of legal and other charges, primarily related to expenses incurred by the Company for a secondary offering of its common stock completed in October 2001. During the fourth quarter of 2000, the Company reduced its valuation allowance recorded against its deferred tax assets and recognized a tax benefit of $34.4 million. These non-recurring items have been excluded from the results discussed in the preceding two paragraphs.

For the year ended December 31, 2001, revenue totaled $390.2 million, an increase of 15.6% compared to $337.5 million in the prior year. EBITDA, EBITDA margin, net income and net income per diluted share, excluding the non-recurring items discussed above and previously announced non-recurring items, were $80.8 million, 20.7%, $22.0 million, and $0.71, respectively, for the year ended December 31, 2001, versus $63.5 million, 18.8%, $7.5 million, and $0.29, respectively, for the same period of the prior year. Including the non-recurring items, EBITDA, EBITDA margin, net income (loss) and net income (loss) per diluted share were $39.3 million, 10.1%, ($2.9) million, and ($0.09), respectively, for the year ended December 31, 2001 versus $63.5 million, 18.8%, $41.6 million and $1.63, respectively for the year ended December 31, 2000.

Testing volumes increased 8.1% and 12.6%, respectively, in the fourth quarter and full year of 2001, compared to the same periods in the prior year. Excluding the revenue generated from acquired businesses, core testing volumes grew by 7.5% in the fourth quarter and 10.4% for the full year of 2001 over the same periods of the prior year, while pricing improved by 3.4% and 2.2% over the same periods. Days sales outstanding - a measure of billing and collection efficiency
- was 63 days at December 31, 2001, compared to 67 days at the end of 2000. Cash collections continue to remain strong and the Company had $24.2 million of cash at December 31, 2001 compared to $2.6 million at the end of the prior year.

"We are pleased to report another quarter of results that met or exceeded our prior guidance as well as street estimates," said Bob Whalen, Unilab's Chairman and CEO. "The pricing environment continues to remain favorable and we were particularly pleased with the 3.4% increase in price we were able to achieve in the fourth quarter over the prior year quarter. In addition, volume growth was again strong in the quarter as it has been throughout 2001." Bob Whalen further commented, "For 2001, Unilab delivered its fifth consecutive year of significantly improved financial results. While it is still early in 2002, January volumes are encouraging and we look forward to another year of improved results in 2002."

Unilab Corporation will discuss its fourth quarter financial results during a conference call on January 25, 2002 at 8:00 AM PST. To hear a simulcast of the conference call over the Internet, or a replay, registered analysts may access Street Events at: http://www.streetevents.com and all others may access the Unilab Corporation website at: http://www.unilab.com. In addition, a replay of the call will be available from 11:00 AM PST on January 25 through 5:00 PM PST on February 1 by dialing (800) 944-6417.

Unilab Corporation is the largest independent provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 400 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.

The statements in this press release that are not historical facts of information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from those stated. Certain of these risks and uncertainties are listed in the Company's 2000 Form 10-K.

















                               Unilab Corporation
                            Statements of Operations
                             (amounts in thousands)
                                   (Unaudited)

                                                                 Three months ended                 Year ended
                                                                     December  31                    December 31
                                                                   2001           2000            2001            2000
                                                             --------------- -------------- ---------------- --------------
Revenue                                                      $     96,947    $    86,352    $    390,205     $    337,508
Direct Laboratory and Field Expenses:
     Salaries, Wages and Benefits                                  29,318         27,019         115,697          101,034
     Supplies                                                      13,951         12,514          55,772           48,647
     Other Operating Expenses                                      21,876         20,701          88,022           80,334
                                                             --------------- -------------- ---------------- --------------
                                                                   65,145         60,234         259,491          230,015
Selling, General and Administrative Expenses                       12,377         11,115          49,959           44,005
Legal and Other Non-recurring Charges                               1,488              -           6,938                -
Stock-based Compensation Charges                                   22,281              -          23,786                -
Amortization and Depreciation                                       4,039          3,504          15,332           12,867
                                                             --------------- -------------- ---------------- --------------
Total Operating Expenses                                          105,330         74,853         355,506          286,887
                                                             --------------- -------------- ---------------- --------------

Operating Income (Loss)                                            (8,383)        11,499          34,699           50,621
Interest Expense, Net                                               4,835          9,583          27,452           37,699
                                                             --------------- -------------- ---------------- --------------

Income (Loss) Before Income Taxes and Extra. Item                 (13,218)         1,916           7,247           12,922
Tax Provision (Benefit)                                            (4,772)       (33,268)          3,822          (28,646)
                                                             --------------- -------------- ---------------- --------------

Income (Loss) before Extraordinary Item                            (8,446)        35,184           3,425           41,568
Extraordinary Item - Loss on Early Extinguishment of
Debt (net of tax benefit of  $4,363)                                    -              -           6,345                -
                                                             --------------- -------------- ---------------- --------------

Net Income (Loss)                                            $     (8,446)   $     35,184   $     (2,920)    $     41,568
                                                             =============== ============== ================ ==============

EBITDA, Excluding Extraordinary Item and Legal,
Stock-based Comp. and Other Non-recurring Charges                                                            $     63,488
                                                             $     19,425    $     15,003   $     80,755
                                                             =============== ============== ================ ==============
Basic Net Income (Loss) Per Share:
Income (Loss) Before Extraordinary Item                      $      (0.25)   $       1.38   $       0.11     $       1.63
Net Income (Loss)                                            $      (0.25)   $       1.38   $      (0.10)    $       1.63
Income Before Extraordinary Item and Legal,
Stock-based Comp., Other
Non-recurring Charges and Tax Benefit                        $       0.18    $       0.04   $       0.74     $       0.29

Diluted Net Income (Loss) Per Share:
Income (Loss) Before Extraordinary Item                      $      (0.25)   $       1.38   $       0.11     $       1.63
Net Income (Loss)                                            $      (0.25)   $       1.38   $      (0.09)    $       1.63
Income Before Extraordinary Item and Legal,
Stock-based Comp., Other
Non-recurring Charges and Tax Benefit                        $       0.18    $       0.04   $       0.71     $       0.29
Weighted Average Shares Outstanding:
Basic                                                              33,390          25,504         29,962           25,452
Diluted                                                            35,075          25,582         30,995           25,530



                               Unilab Corporation
                                 Balance Sheets
                             (amounts in thousands)
                                   (unaudited)

                                                  December 31,    December 31,
                                                    2001             2000
                                                --------------  ---------------
Cash and Cash Equivalents                       $     24,200    $      2,593
Accounts Receivable, net                              62,702          62,860
Deferred Tax Assets                                   18,759          15,031
Other Current Assets                                   7,311           5,855
                                                --------------  ---------------
     Total Current Assets                            112,972          86,339

Fixed Assets, Net                                     13,465          12,595

Deferred Tax Assets                                   43,622          34,408

Goodwill and Other Intangible Assets                  91,181          92,676

Other Assets                                           6,275           9,893
                                                --------------  ---------------

Total Assets                                    $    267,515    $    235,911
                                                --------------  ---------------

Current Portion of Long-Term Debt               $      6,839    $      7,142
Other Current Liabilities                             35,963          31,891
                                                --------------  ---------------
Total Current Liabilities                             42,802          39,033

Long-Term Debt, Net of Current Portion               195,799         303,318

Other Liabilities                                      5,374           5,996

Total Shareholders' Equity (deficit)                  23,540        (112,436)
                                                --------------  --------------

Total Liabilities and Shareholders' Equity      $    267,515    $    235,911
                                                --------------  ---------------